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                                                                      EXHIBIT 21

                             List of Subsidiaries

Merryhill Schools, Inc.

Merryhill Schools Nevada, Inc.

Nedi, Inc.

Nobel School Management Services, Inc.

The foregoing list omits certain subsidiaries of the Registrants which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of June 30, 2001.